Exhibit 99.1

Condensed Consolidated Interim Financial Statements
June 30, 2026 and 2025
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2026 and December 31, 2025
(Unaudited – in thousands of U.S. dollars)

	Note	June 30, 2026	December 31, 2025

ASSETS
Current assets
Cash and cash equivalents		$554,562	$869,356
Accounts receivable and other	5	207,797	279,212
Inventories	6	415,636	297,165
Current derivative assets	17	1,356	2,051
		1,179,351	1,447,784
Deferred tax assets		48,167	37,076
Other assets	7	104,514	144,479
Investment in associate		123,799	109,423
Non-current derivative assets	17	5,970	10,380
Property, plant and equipment		8,251,616	4,885,564
Goodwill	4	538,772	92,591
		$10,252,189	$6,727,297
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$651,735	$630,310
Current portion of lease liabilities		5,372	6,024
Current portion of debt	8	231,749	47,968
Current portion of asset retirement obligation		6,610	7,886
Current derivative liabilities	17	2,502	96,879
		897,968	789,067
Debt	8	1,518,164	1,227,084
Lease liabilities		7,850	8,575
Employee benefit plan obligations		14,595	13,747
Asset retirement obligations		144,287	135,071
Non-current derivative liabilities	17	8,669	16,254
Deferred income tax liabilities		796,229	254,420
		3,387,762	2,444,218
Equity
Share capital	13	5,695,878	3,341,760
Shares held in trust for restricted share units	13	(19,087)	(16,035)
Contributed surplus		2,493,742	2,537,197
Accumulated other comprehensive loss		(31,302)	(11,553)
Deficit		(1,277,628)	(1,572,080)
Total equity attributable to shareholders of the Company		6,861,603	4,279,289
Attributable to non-controlling interests		2,824	3,790
		6,864,427	4,283,079
		$10,252,189	$6,727,297

Commitments and contractual obligations (Note 16)
Events after the reporting date (Note 13(b))

Approved on behalf of the Board of Directors

    (signed) Teresa Conway     Director            (signed) George Burns    Director

Date of approval: July 30, 2026

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Revenue
Metal sales	9	$487,456	$451,724	$1,019,884	$806,969

Cost of sales
Production costs		184,788	162,158	373,001	310,469
Depreciation and amortization		54,243	65,963	108,237	126,132
		239,031	228,121	481,238	436,601

Earnings from mine operations		248,425	223,603	538,646	370,368

Exploration and evaluation expenses		14,983	7,253	24,292	14,243
Mine standby costs		6,050	4,656	10,764	8,787
General and administrative expenses		12,121	10,608	23,285	18,688
Share-based payments expense	14	2,827	4,183	6,434	8,545
Write-down of assets		614	2,476	1,103	5,165
Foreign exchange (gain) loss		(13,866)	18,524	(34,233)	24,808
Acquisition costs	4	11,470	—	19,164	—
Earnings from operations		214,226	175,903	487,837	290,132

Other income (expense)	10	23,111	(3,012)	10,208	(62,739)
Finance costs	11	(10,166)	(669)	(24,129)	(12,913)
Earnings from continuing operations before income tax		227,171	172,222	473,916	214,480
Income tax expense	12	54,502	33,295	165,509	687
Net earnings from continuing operations		172,669	138,927	308,407	213,793
Net loss from discontinued operations, net of tax		—	(4,123)	—	(5,456)
Net earnings for the period		$172,669	$134,804	$308,407	$208,337

Net earnings (loss) attributable to:
Shareholders of the Company		172,817	138,009	309,196	210,411
Non-controlling interests		(148)	(3,205)	(789)	(2,074)
Net earnings for the period		$172,669	$134,804	$308,407	$208,337

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		172,817	138,999	309,196	210,982
Discontinued operations		—	(990)	—	(571)
		$172,817	$138,009	$309,196	$210,411

Net (loss) earnings attributable to non-controlling interests:
Continuing operations		(148)	(72)	(789)	2,811
Discontinued operations		—	(3,133)	—	(4,885)
		$(148)	$(3,205)	$(789)	$(2,074)

Weighted average number of shares outstanding:
Basic	13	251,453,420	204,906,884	224,740,512	204,834,871
Diluted	13	253,972,129	206,960,823	227,547,127	206,734,858

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.69	$0.67	$1.38	$1.03
Diluted earnings per share		$0.68	$0.67	$1.36	$1.02

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.69	$0.68	$1.38	$1.03
Diluted earnings per share		$0.68	$0.67	$1.36	$1.02

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net earnings for the period	$172,669	$134,804	$308,407	$208,337
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	(85)	7,418	195	29,937
Income tax recovery (expense) on change in fair value of investments in marketable securities	14	(985)	(31)	(4,006)
Actuarial (loss) gain on employee benefit plans	(425)	235	(228)	420
Income tax recovery (expense) on employee benefit plans	102	(57)	55	(101)
Total other comprehensive (loss) income for the period	(394)	6,611	(9)	26,250
Total comprehensive income for the period	$172,275	$141,415	$308,398	$234,587

Total comprehensive income (loss) attributable to:
Shareholders of the Company	172,423	144,620	309,187	236,661
Non-controlling interests	(148)	(3,205)	(789)	(2,074)
	$172,275	$141,415	$308,398	$234,587

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$172,669	$138,927	$308,407	$213,793
Adjustments for:
Depreciation and amortization		54,699	66,415	109,147	127,032
Finance costs	11	10,166	669	24,129	12,913
Interest income	10	(5,399)	(8,964)	(13,093)	(17,221)
Share of loss from associate		219	—	355	—
Unrealized foreign exchange (gain) loss		(8,176)	18,122	(28,248)	24,685
Income tax expense	12	54,502	33,295	165,509	687
Loss (gain) on disposal of assets		219	229	611	(7,059)
Unrealized (gain) loss on derivative contracts	10	(116,636)	(18,740)	(96,599)	44,650
Write-down of assets		614	2,476	1,103	5,165
Share-based payments expense	14	2,827	4,183	6,434	8,545
Employee benefit plan expense		1,234	1,087	2,318	2,101
		166,938	237,699	480,073	415,291
Property reclamation payments		(1,217)	(1,609)	(2,395)	(2,404)
Employee benefit plan payments		(602)	(369)	(1,065)	(789)
Income taxes paid		(67,371)	(42,705)	(199,486)	(90,820)
Interest received		5,399	8,964	13,093	17,221
Changes in non-cash operating working capital	15	46,395	(43,813)	715	(49,921)
Net cash generated from operating activities of continuing operations		149,542	158,167	290,935	288,578
Net cash generated from operating activities of discontinued operations		—	118	—	309

Investing activities
Additions to property, plant and equipment		(469,607)	(191,195)	(780,914)	(349,690)
Capitalized interest paid		(22,626)	(10,904)	(31,064)	(20,020)
Cash from acquisition of Foran Mining Corporation, net of cash paid	4	159,110	—	159,110	—
Proceeds from the sale of property, plant and equipment		2,381	2,882	2,381	2,980
Purchase of investment in associate		(14,731)	—	(14,731)	—
Value added taxes related to mineral property expenditures, net		(9,207)	(14,357)	44,716	(1,051)
(Purchase of) sale of investments in marketable securities		(3,121)	—	37,072	155,078
Increase in deposits and other investments		(3,343)	(3,650)	(8,009)	(9,266)
Net cash used in investing activities of continuing operations		(361,144)	(217,224)	(591,439)	(221,969)

Financing activities
Issuance of common shares for cash, net of share issuance costs		1,757	5,214	3,791	7,527
Net distributions to non-controlling interests		—	(317)	(177)	(317)
Proceeds from Term Facility - Commercial loans and RRF loans	8	—	180,610	—	180,610
Proceeds (repayments) from Term Facility - VAT Facility	8	—	11,789	(35,757)	9,155
Proceeds from Term Facility - Overrun Facility	8	68,364	—	68,364	—
Proceeds from Credit Facility	8	100,000	—	100,000	—
Proceeds on Equipment Finance Facility, net of repayments	8	2,686	—	2,686	—
Term Facility commitment fees		(474)	(1,372)	(474)	(1,372)
Dividends paid		(19,588)	—	(34,484)	—
Interest paid		(5,524)	(1,965)	(15,446)	(10,427)
Principal portion of lease liabilities		(1,314)	(1,180)	(2,529)	(2,526)
Purchase of shares for cancellation	13	—	(44,588)	(83,895)	(44,588)
Purchase of shares held in trust for restricted share units	13	(4,191)	(2,416)	(8,683)	(4,226)
Net cash generated from (used in) financing activities of continuing operations		141,716	145,775	(6,604)	133,836
Effect of exchange rates on cash and cash equivalents		(5,276)	13,712	(7,686)	21,330
Net (decrease) increase in cash and cash equivalents		(75,162)	100,548	(314,794)	222,084

Cash and cash equivalents - beginning of period		629,724	978,142	869,356	856,797
Change in cash in disposal group held for sale		—	(118)	—	(309)
Cash and cash equivalents - end of period		$554,562	$1,078,572	$554,562	$1,078,572

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2026 and 2025
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Share capital
Balance beginning of period		$3,303,820	$3,442,250	$3,341,760	$3,433,778
Shares issued upon exercise of share options		1,750	6,098	3,791	8,411
Shares issued upon exercise of performance share units		3,086	—	3,086	5,282
Shares issued upon acquisition of Foran Mining Corporation	4	2,385,625	—	2,385,625	—
Transfer of contributed surplus on exercise of options		962	2,307	1,666	3,184
Shares repurchased and cancelled, net of tax		635	(26,405)	(40,050)	(26,405)
Share issuance costs		—	(811)	—	(811)
Balance end of period	13	$5,695,878	$3,423,439	$5,695,878	$3,423,439

Shares held in trust for restricted share units
Balance beginning of period		$(16,364)	$(12,965)	$(16,035)	$(12,970)
Shares purchased and held in trust for restricted share units		(4,191)	(2,416)	(8,683)	(4,226)
Shares released for settlement of restricted share units		1,468	6,219	5,631	8,034
Balance end of period	13	$(19,087)	$(9,162)	$(19,087)	$(9,162)

Contributed surplus
Balance beginning of period		$2,492,674	$2,607,605	$2,537,197	$2,612,762
Shares repurchased and cancelled		—	(19,074)	(42,907)	(19,074)
Share-based payment arrangements		3,488	3,042	6,739	5,859
Option consideration on acquisition of Foran Mining Corporation	4	3,096	—	3,096	—
Shares redeemed upon exercise of restricted share units		(1,468)	(6,219)	(5,631)	(8,034)
Shares redeemed upon exercise of performance share units		(3,086)	—	(3,086)	(5,282)
Transfer to share capital on exercise of options		(962)	(2,307)	(1,666)	(3,184)
Balance end of period		$2,493,742	$2,583,047	$2,493,742	$2,583,047

Accumulated other comprehensive (loss) income
Balance beginning of period		$(30,463)	$(27,681)	$(11,553)	$56,183
Other comprehensive (loss) income for the period attributable to shareholders of the Company		(394)	6,611	(9)	26,250
Reclassification on derecognition of investments in marketable securities		(445)	—	(19,740)	(103,503)
Balance end of period		$(31,302)	$(21,070)	$(31,302)	$(21,070)

Deficit
Balance beginning of period		$(1,431,302)	$(2,017,258)	$(1,572,080)	$(2,193,163)
Dividends paid		(19,588)	—	(34,484)	—
Net earnings attributable to shareholders of the Company		172,817	138,009	309,196	210,411
Reclassification on derecognition of investments in marketable securities		445	—	19,740	103,503
Balance end of period		$(1,277,628)	$(1,879,249)	$(1,277,628)	$(1,879,249)
Total equity attributable to shareholders of the Company		$6,861,603	$4,097,005	$6,861,603	$4,097,005

Non-controlling interests
Balance beginning of period		$2,972	$(7,012)	$3,790	$(8,143)
Loss attributable to non-controlling interests		(148)	(3,205)	(789)	(2,074)
Net distributions to non-controlling interests		—	(317)	(177)	(317)
Balance end of period		$2,824	$(10,534)	$2,824	$(10,534)
Total equity		$6,864,427	$4,086,471	$6,864,427	$4,086,471

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Turkiye, and Greece.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). The Company is incorporated under the Canada Business Corporations Act and the head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.
On April 14, 2026, the Company completed the acquisition of Foran Mining Corporation (“Foran”) (Note 4). The results of operations of Foran are included in these consolidated financial statements from April 14, 2026.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2025.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements except as described below for adoption of new accounting standards and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
All amounts are presented in U.S. dollars ("$") unless otherwise stated. CDN refers to Canadian dollars.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 30, 2026.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2025.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies
(i) Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2026:
•Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures.
There was no material impact on the Company's condensed consolidated financial statements from the adoption of these amendments.
(ii) New standards issued and not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures within the financial statements. We are currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•     Although the adoption of IFRS 18 will have no impact on net earnings from continuing operations, items of income and expenses in the Statements of Operations will be grouped into new categories resulting in new subtotals and/or line items being presented, including operating profit, and changes in how certain existing subtotals are calculated. Income from equity investees and interest income from cash and cash equivalents will be presented in the investing section of the Statements of Operations.
•     We do not expect there to be a significant change in the information that is currently disclosed in the notes to the financial statements; however, there will be new disclosures required for management-defined performance measures (MPM). An MPM is a subtotal of income and expenses that a company uses in public communications outside of its financial statements to convey an aspect of the financial performance of the company as a whole. We have performed an initial assessment of the performance measures that we currently use in our communications outside of the financial statements and believe that the following will meet the MPM definition: Adjusted net earnings, EBITDA, and Adjusted EBITDA.
•     From a cash flow statement perspective, there will be changes to how interest received is presented. Interest received will be presented as investing cash flows, which is a change from the current presentation as part of operating cash flows. In addition, operating profit will be the starting point for determining cash flows from operating activities instead of net earnings from continuing operations.
We will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Acquisition of Foran Mining Corporation
On April 14, 2026, the Company completed the acquisition of Foran (the “Foran Acquisition”), whereby the Company acquired 100% of the issued and outstanding common shares of Foran based on an exchange ratio of 0.1128 Eldorado common shares and CDN$0.01 in cash for each Foran common share (the “Exchange Ratio”) pursuant to a Plan of Arrangement. The principal property acquired by the Company in the Foran Acquisition was the McIlvenna Bay Project in Saskatchewan, Canada.
At the acquisition date, all outstanding stock options of Foran were replaced with Eldorado stock options, with the number of issuable common shares and the exercise price adjusted in accordance with the Exchange Ratio.
The Company previously held an equity interest in Foran, which was accounted for as an investment in marketable securities classified at fair value through other comprehensive income. In accordance with IFRS 3, the previously held equity interest was remeasured to its fair value of $2.1 million at the acquisition date, which resulted in a gain of $0.1 million recognized in the statement of comprehensive income.
The Foran Acquisition was accounted for as a business combination achieved in stages under IFRS 3 Business Combinations. The acquisition date fair value of the consideration transferred consists of the following:

Share consideration (1)	$2,385,625
Cash consideration	4,154
Option consideration (2)	3,096
Previously held equity interest in Foran (3)	2,120
Total consideration transferred	$2,394,995
(1)The fair value of the 64.7 million common shares issued to previous Foran shareholders was determined based on the Company's closing common share price of $36.89 per share on April 13, 2026.
(2)The fair value of the 264,187 replacement stock options issued was determined using the Black-Scholes option pricing model with the following weighted average inputs: exercise price of CDN$48.20 and expected life of 1.96 years, expected volatility of 45.69%, risk-free interest rate 2.96%.
(3)The fair value of the previously held equity interest in Foran was determined based on the Company's closing common share price of $36.89 per share on April 13, 2026 multiplied by the expected amount of Eldorado shares to be issued based on the Exchange Ratio.

In accordance with the acquisition method, the total consideration transferred was assigned to the identifiable assets acquired and liabilities assumed based on their acquisition date fair values in accordance with IFRS 3. The following table summarizes the recognized amounts of the assets acquired and liabilities assumed as at the acquisition date, certain of which have been measured on a provisional basis.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Acquisition of Foran Mining Corporation (continued)

Net assets acquired:

Cash	$163,264
Value added tax and other receivables	12,510
Inventory	29,296
Restricted cash	4,983
Property, plant and equipment (1)	2,696,191
Goodwill (2)	446,181
Accounts payable and accrued liabilities	(95,638)
Lease liabilities	(489)
Asset retirement obligation	(4,958)
Debt (3)	(355,321)
Deferred tax liability	(501,024)
Fair value of net assets acquired	$2,394,995
(1)The fair value of property, plant, and equipment was estimated using a discounted cash flow model for mineral reserves and a life-of-mine extension approach for value beyond proven and probable reserves. Significant inputs used include estimates of the appropriate discount rate, foreign exchange rates, future metal prices, production based on current estimate of mineral reserves, and future operating and capital expenditures.
(2)Goodwill recognized relates to the deferred income tax liability recorded on the difference between the fair value and the tax base of the assets acquired and liabilities assumed. Goodwill is not deductible for tax purposes.
(3)Debt assumed on acquisition includes the Sprott debt facility including an embedded derivative on the repayment option, equipment financing facility, and the repayable portion of government grants.

For the purposes of these condensed consolidated interim financial statements, the identifiable assets acquired and liabilities assumed have been measured on a preliminary basis at their acquisition-date fair values based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated interim financial statements were prepared. The fair value measurements can be made through to the end of the Company's measurement period, which is not to exceed one year from the acquisition date. If new information is obtained during the measurement period about facts and circumstances that existed as at the acquisition date and would have affected the recognition or measurement of the assets acquired and liabilities assumed at the acquisition date, the provisional amounts recognized will be adjusted retrospectively as at the acquisition date.
Acquisition-related costs of $19.2 million have been recorded in the condensed consolidated interim statements of operations for the six months ended June 30, 2026 and $11.5 million for the three months ended June 30, 2026.
The statements of operations for the three and six months ended June 30, 2026, includes the net loss of Foran since the acquisition date in the amount of $2.0 million and $2.0 million, respectively. Had the Foran Acquisition occurred on January 1, 2026, pro forma unaudited net loss for the three and six months ended June 30, 2026 would have been $1.7 million and $2.7 million, respectively.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
5. Accounts receivable and other

	June 30, 2026	December 31, 2025

Trade receivables	$71,287	$111,030
Value added tax and other taxes recoverable	67,973	108,923
Other receivables and prepayments	68,537	59,259
	$207,797	$279,212

6. Inventories

	June 30, 2026	December 31, 2025

Ore stockpiles	$100,503	$34,982
In-process inventory and finished goods	166,418	150,807
Materials and supplies	148,715	117,259
	$415,636	$303,048
Less: Long-term ore stockpile (Note 7)	—	(5,883)
	$415,636	$297,165

7. Other assets

	June 30, 2026	December 31, 2025

Value added tax and other taxes recoverable	$75,985	$77,139
Investment in marketable securities and debt securities	15,015	54,162
Long-term ore stockpiles	—	5,883
Deposits and other	4,903	2,903
Restricted cash	7,075	2,311
Prepaid loan costs	1,536	2,081
	$104,514	$144,479

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt

	June 30, 2026	December 31, 2025

Senior Notes
Senior Notes, net of unamortized transaction fees of $3,224 (2025 - $3,671) and initial redemption option of $2,211 (2025 - $2,518)	$498,987	$498,846
Redemption option derivative asset	(8,216)	(14,703)
Senior Secured Credit Facility	100,000	—
Project Financing Facility
Commercial Loan Facility, net of unamortized transaction fees of $17,957 (2025 - $20,043)	529,410	544,426
RRF Facility, net of unamortized transaction fees of $4,370 (2025 - $4,889)	206,916	211,568
Overrun Facility	68,364	—
VAT Facility, net of unamortized transaction fees of $223 (2025 - $335)	(223)	34,915
Other debt
Sprott Credit Facility	357,856	—
Sprott Credit Facility redemption option derivative asset	(42,151)	—
Equipment Finance Facility	37,468	—
Government contribution obligations	1,502	—
	$1,749,913	$1,275,052
Less: Current portion	231,749	47,968
	$1,518,164	$1,227,084
(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500.0 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decrease in fair value for the six months ended June 30, 2026 is $6.5 million (six months ended June 30, 2025 – increase of $7.9 million) and the decrease in fair value for the three months ended June 30, 2026 is $0.7 million (three months ended June 30, 2025 – increase of $7.3 million), and is recognized in finance costs (Note 11).
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at June 30, 2026.
The fair market value of the Senior Notes as at June 30, 2026 is $499.2 million (December 31, 2025 – $503.9 million).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt (continued)
(b) Skouries Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €43.6 million ($49.7 million) as at June 30, 2026 (December 31, 2025 – €206.8 million ($243.0 million)), issued under the Company's $450.0 million revolving senior secured credit facility ("Credit Facility") (Note 8(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Term Facility components are at the following interest rates:
i.Commercial Loan Facility - €480.4 million at a variable interest rate comprised of 6-month Euribor plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 17(d)(ii)).
ii.RRF Facility - €100.0 million at a fixed interest rate of 3.04% and €100.0 million at a fixed interest rate of 4.06%, both for the term of the facility.
iii.Contingent Overrun Facility - €60.0 million for additional capital costs at a variable interest rate comprised of 6-month Euribor plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 17(d)(ii)).
In the six months ended June 30, 2026, the Company drew down €60.0 million ($68.4 million) on the Term Facility (through the Contingent Overrun Facility). The Company had no drawdowns and made repayments of €30.0 million ($35.8 million) on the VAT Facility. Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries Project.
As at June 30, 2026, after drawing down €60.0 million through the Contingent Overrun Facility, the cumulative drawdowns on the Term Facility since inception amount to €740.4 million ($843.6 million) and the Commercial Loan Facility and the RRF Facility are now fully drawn.
In accordance with the requirements of the Term Facility, the Company entered into hedging arrangements including gold and copper commodity swaps, interest rate swaps, U.S. dollar to Euro forward contracts and gold collars (Note 17(d)).
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising this deferral option in January 2025, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at June 30, 2026.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt (continued)
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, and to extend the facility to a maturity date of June 27, 2028. On May 26, 2026, the Company elected to increase the available credit by $100 million to $450 million through an accordion feature. On June 24, 2026, the Company completed a draw down on the Credit Facility of $100.0 million. No repayments have been made on the Credit Facility.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at June 30, 2026, after giving effect to investments in the Skouries Project to date, the amount outstanding under the letter of credit for Skouries was €43.6 million ($49.7 million) (December 31, 2025 - €206.8 million ($243.0 million)) and the Company's available balance on the Credit Facility was $300.0 million (December 31, 2025 - $106.6 million). The letter of credit will continue to be reduced Euro for Euro as the Company contributes equity to its Greek subsidiary for investment in the Skouries Project.
The Credit Facility is subject to standard conditions and covenants. At June 30, 2026, the Company was in compliance with the applicable covenants. The Company is required to comply with covenants which include an interest coverage ratio (maintain an interest coverage ratio with respect to each rolling four quarter period of not less than 3.00:1.00) and a net leverage ratio (maintain a net leverage ratio with respect to each rolling four quarter period of not more than 3.50:1.00).
(d) Sprott Credit Facility
As part of the Foran Acquisition (Note 4), the Company assumed a fully drawn US$250 million non-revolving facility with a maturity date of September 30, 2031 (“Sprott Credit Facility”) plus capitalized interest of $44.9 million. The Sprott Credit Facility was fair valued at the date of acquisition. Interest on the facility accrues at a floating rate of 6.95% per annum plus the greater of the Term 3 Month Secured Overnight Financing Rate and 2.00% per annum.
Principal repayments will commence on June 30, 2027, and the Company shall pay to the lender equal repayments of the principal amount of the Sprott Credit Facility, in an amount equal to 2.65% of the outstanding principal amount of the Sprott Credit Facility on a quarterly basis until June 30, 2031. The remainder of the scheduled principal payments are due upon the maturity date. Interest payments are paid quarterly and commenced on June 30, 2026.
The Sprott Credit Facility contains certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit or loss. The decrease in fair value for the three and six months ended June 30, 2026 is $0.8 million and is recognized in finance costs (Note 11).
The Company’s obligations under the Sprott Credit Facility are secured by the realizable value of the acquired Foran assets and are subject to a Company guarantee. The Company was in compliance with all covenants contained in the Sprott Credit Facility as at June 30, 2026.
(e) Equipment Finance Facility
As part of the Foran Acquisition (Note 4), the Company assumed an equipment financing facility with Sandvik Financial Services Canada ("Equipment Finance Facility"), which funded the initial battery electric vehicle mining fleet and essential components at the McIlvenna Bay Project. As at June 30, the balance outstanding is C$53.3 million ($37.5 million).
The Equipment Finance Facility incurs interest at a fixed rate of 3.20% per annum plus the 5-year Canadian overnight index swap rate at the date of the draw. Interest and principal repayments on drawn amounts commence immediately over a 60-month period. The Company was in compliance with all covenants as at June 30, 2026.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Revenue
For the three months ended June 30, 2026, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$86,804	$222,508	$—	$309,312
Gold revenue - concentrate	84,279	—	72,535	156,814
Silver revenue - doré	1,831	901	—	2,732
Silver revenue - concentrate	4,173	—	21,375	25,548
Lead revenue	—	—	5,951	5,951
Zinc revenue	—	—	9,011	9,011
Revenue from contracts with customers	$177,087	$223,409	$108,872	$509,368
Provisional adjustments on current year concentrate sales	(10,089)	—	(4,990)	(15,079)
Provisional adjustments on prior year concentrate sales	(1,579)	—	(5,254)	(6,833)
	$165,419	$223,409	$98,628	$487,456

For the three months ended June 30, 2025, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$148,959	$164,300	$—	$313,259
Gold revenue - concentrate	66,982	—	50,691	117,673
Silver revenue - doré	1,394	500	—	1,894
Silver revenue - concentrate	1,770	—	9,734	11,504
Lead revenue	—	—	4,746	4,746
Zinc revenue	—	—	6,645	6,645
Revenue from contracts with customers	$219,105	$164,800	$71,816	$455,721
Provisional adjustments on current year concentrate sales	709	—	(1,420)	(711)
Provisional adjustments on prior year concentrate sales	1,228	—	(4,514)	(3,286)
	$221,042	$164,800	$65,882	$451,724

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Revenue (continued)
For the six months ended June 30, 2026, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$229,443	$440,695	$—	$670,138
Gold revenue - concentrate	159,254	—	142,158	301,412
Silver revenue - doré	4,889	2,346	—	7,235
Silver revenue - concentrate	8,218	—	41,310	49,528
Lead revenue	—	—	10,565	10,565
Zinc revenue	—	—	14,751	14,751
Revenue from contracts with customers	$401,804	$443,041	$208,784	$1,053,629
Provisional adjustments on current year concentrate sales	(14,985)	—	(8,349)	(23,334)
Provisional adjustments on prior year concentrate sales	2,909	—	(13,320)	(10,411)
	$389,728	$443,041	$187,115	$1,019,884

For the six months ended June 30, 2025, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$276,726	$285,894	$—	$562,620
Gold revenue - concentrate	117,534	—	83,867	201,401
Silver revenue - doré	2,862	947	—	3,809
Silver revenue - concentrate	3,215	—	16,307	19,522
Lead revenue	—	—	7,890	7,890
Zinc revenue	—	—	11,153	11,153
Revenue from contracts with customers	$400,337	$286,841	$119,217	$806,395
Provisional adjustments on current year concentrate sales	2,712	—	(474)	2,238
Provisional adjustments on prior year concentrate sales	4,692	—	(6,356)	(1,664)
	$407,741	$286,841	$112,387	$806,969

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
10. Other income (expense)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Unrealized gain (loss) on derivative instruments	$116,636	$18,740	$96,599	$(44,650)
Realized loss on derivative instruments	(99,605)	(30,441)	(99,605)	(41,340)
Interest income	5,399	8,964	13,093	17,221
Other	681	(275)	121	6,030
	$23,111	$(3,012)	$10,208	$(62,739)

11. Finance costs (recovery)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Interest cost on Senior Notes	$7,884	$7,879	$15,766	$15,757
Interest cost on Project Financing Facility	11,329	8,762	23,025	15,492
Interest cost on Sprott Credit Facility	4,674	—	4,674	—
Interest cost on Equipment Finance Facility	542	—	542	—
Change in fair value of redemption option derivatives (Note 8)	1,530	(7,344)	7,312	(7,922)
Discount on disposal of marketable securities	—	—	(114)	5,147
Other interest and financing costs	2,544	1,441	4,538	2,878
Asset retirement obligation accretion	1,489	1,478	2,977	2,957
Interest expense on lease liabilities	462	429	946	839
Total finance costs	$30,454	$12,645	$59,666	$35,148
Less: capitalized interest	(20,288)	(11,976)	(35,537)	(22,235)
	$10,166	$669	$24,129	$12,913

12. Income tax expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Current tax expense	$53,095	$44,554	$133,810	$91,753
Deferred tax expense (recovery)	1,407	(11,259)	31,699	(91,066)
	$54,502	$33,295	$165,509	$687

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
13. Share capital and earnings per share
(a) Share capital

	2026		2025
Voting common shares	Number of Shares	Total	Number of Shares	Total

Issued and outstanding, beginning of year	198,570,520	$3,341,760	204,946,024	$3,433,778
Shares issued upon exercise of share options	303,280	3,791	817,268	8,411
Estimated fair value of share options exercised transferred from contributed surplus	—	1,666	—	3,184
Shares issued on redemption of performance share units	196,514	3,086	284,411	5,282
Shares issued on acquisition of Foran Mining Corporation	64,668,321	2,385,625	—	—
Shares purchased and cancelled, net of tax (i)	(2,419,992)	(40,050)	(2,167,400)	(26,405)
Share issuance cost	—	—	—	(811)
Issued and outstanding, June 30	261,318,643	$5,695,878	203,880,303	$3,423,439

Shares held in trust for restricted share units, beginning of year	(590,802)	(16,035)	(344,839)	(12,970)
Purchased and held in trust for future settlement of restricted share units (ii)	(240,000)	(8,683)	(244,000)	(4,226)
Released for settlement of restricted share units	321,271	5,631	261,446	8,034
Shares held in trust for restricted share units, June 30	(509,531)	(19,087)	(327,393)	(9,162)
Issued and outstanding, net of shares held in trust, June 30	260,809,112	$5,676,791	203,552,910	$3,414,277

i)    During the six months ended June 30, 2026, 2,419,992 shares were purchased by the Company and cancelled in accordance with its normal course issuer bid ("NCIB") at an average price of $34.67 per share for total consideration of $83.9 million (six months ended June 30, 2025 – $44.6 million). $42.9 million of the consideration paid was recorded in contributed surplus.

ii)    During the six months ended June 30, 2026, 240,000 additional shares were purchased in accordance with the NCIB at an average price of $36.18 per share for total consideration of $8.7 million (six months ended June 30, 2025 – 244,000 shares at an average price of $17.32 for a total consideration of $4.2 million). These shares were held in trust by a third-party trustee to facilitate the settlement of the Company's obligations under its restricted share unit plan.

(b) Dividends
During the three months ended June 30, 2026, the Company declared a second quarter cash dividend of $0.075 per common share of the Company ("common share"), totalling $19.6 million (June 30, 2025 - nil), which was paid on June 16, 2026, to shareholders of record at close of business on June 2, 2026. Total dividends paid in the six months ended June 30, 2026 amounts to $34.5 million (June 30, 2025 - nil).
On July 30, 2026, the Company declared a third quarter dividend of $0.075 per common share, payable on September 15, 2026 to shareholders of record at the close of business on September 1, 2026.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
13. Share capital and earnings per share (continued)
(c) Earnings per share
The weighted average number of common shares for the purpose of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Weighted average number of common shares used in the calculation of basic earnings per share	251,453,420	204,906,884	224,740,512	204,834,871
Dilutive impact of share options	1,329,750	929,667	1,464,629	793,282
Dilutive impact of restricted share units	339,388	293,672	438,972	314,749
Dilutive impact of performance share units	849,571	830,600	903,014	791,956
Weighted average number of common shares used in the calculation of diluted earnings per share	253,972,129	206,960,823	227,547,127	206,734,858
As at June 30, 2026, 513,733 options (June 30, 2025 – 36,815) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

14. Share-based payments expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Share options	$1,278	$1,138	$2,436	$1,976
Restricted share units	1,324	1,138	2,561	2,202
Performance share units	886	766	1,742	1,681
Deferred units	(661)	1,141	(305)	2,686
	$2,827	$4,183	$6,434	$8,545

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
15. Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Changes in non-cash operating working capital:
Accounts receivable and other	$41,870	$(20,361)	$33,748	$(24,833)
Inventories	(50,387)	(14,090)	(84,302)	(16,762)
Accounts payable and accrued liabilities	54,912	(9,362)	51,269	(8,326)
	$46,395	$(43,813)	$715	$(49,921)

16. Commitments and contractual obligations
The Company's commitments and contractual obligations that had significant changes as at June 30, 2026 compared to December 31, 2025 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total

Debt - Term Facility (1)	$101,233	$101,233	$92,797	$126,542	$168,722	$253,084	$843,611
Debt - Sprott Credit Facility (1)	7,814	31,255	31,255	31,255	31,255	162,025	294,859
Debt - Equipment Finance Facility (1)	9,090	9,654	10,142	6,678	1,916	—	37,480
Debt - Government contributions (1)	650	—	—	—	—	5,950	6,600
Purchase obligations	1,239	88	—	—	—	—	1,327
Leases	7,828	4,895	2,946	1,526	1,309	3,674	22,178
(1) Does not include interest on debt.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Derivative financial instruments

	June 30, 2026	December 31, 2025

Assets
Foreign currency forward contracts - Term Facility (d(iii))	6,461	12,033
Warrants	865	398
Total derivative assets	$7,326	$12,431

Classified as:	June 30, 2026	December 31, 2025

Current	$1,356	$2,051
Non-Current	5,970	10,380
	$7,326	$12,431

	June 30, 2026	December 31, 2025

Liabilities
Foreign currency collars (a)	$953	$247
Gold commodity swaps - Term Facility (d(i))	—	69,528
Copper commodity swaps - Term Facility (d(i))	—	23,087
Interest rate swaps - Term Facility (d(ii))	3,988	8,255
Gold collars - Term Facility (d(iv))	6,230	12,016
Total derivative liabilities	$11,171	$113,133

Classified as:	June 30, 2026	December 31, 2025

Current	$2,502	$96,879
Non-Current	8,669	16,254
	$11,171	$113,133

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Derivative financial instruments (continued)
(a)Foreign Currency Collars
The Company enters into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and the Lamaque Complex, respectively. These derivatives set a band within which the Company expected to be able to protect against currency movements, either above or below specific strike prices.
In December 2025, the Company entered into zero-cost collars that mature monthly from January to December 2026 (Canadian dollar collars - $8.0 million monthly; Euro collars - $6.9 million monthly).
During the six months ended June 30, 2026, Canadian dollar collars totalling $48.0 million expired without financial settlement. Euro collars totalling $41.4 million expired without financial settlement.
During the three months ended June 30, 2026, Canadian dollar collars totalling $24.0 million expired without financial settlement, and Euro collars totalling $20.7 million expired without financial settlement.
These derivatives are not designated as hedging instruments. Changes in the fair value and settlement gains (losses) of the foreign currency collars are recorded in other income (expense).
As at June 30, 2026, the Company's outstanding foreign currency collars were as follows:

2026

Canadian dollar contracts	$48,006
Weighted average put strike price (USD/CDN)	1.30
Weighted average call strike price (USD/CDN)	1.41

Euro contracts	$41,400
Weighted average put strike price (EUR/USD)	1.25
Weighted average call strike price (EUR/USD)	1.15

(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries Project and from June 30, 2024 to May 31, 2025, €5.0 million was delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate. From June 2024 to May 2025, €2.5 million was delivered to the Company every month at a forward rate of EUR/USD 1.0785.
During the six months ended June 30, 2025, €37.5 million was delivered to the Company, on which a $0.7 million realized derivative loss was recognized. During the three months ended June 30, 2025, €15.0 million was delivered to the Company, on which a $0.5 million realized gain was recognized. These derivatives are not designated as hedging instruments. Changes in the fair value and settlement gains (losses) of the foreign currency forward contracts are recorded in other income (expense).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Derivative financial instruments (continued)
(c)Gold Collars
In May 2023, the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settled monthly during the period from June 2023 through December 2025.
During the six months ended June 30, 2025, 100,002 ounces were settled, on which a $40.4 million realized derivative loss was recognized. During the three months ended June 30, 2025, 50,001 ounces were settled, on which a $30.6 million realized derivative loss was recognized.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are and settlement (losses) gains are recorded in other income (expense).
(d) Term Facility Derivative Arrangements
i.Gold and Copper Commodity Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
During the three and six months ended June 30, 2026, the gold commodity swaps expired with financial settlement on which a $66.5 million realized loss was recognized. During the three and six months ended June 30, 2026, the copper commodity swaps expired with financial settlement on which a $31.1 million realized loss was recognized.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper commodity swaps are recorded in other income (expense).
ii.Interest Rate Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the 6-months Euribor index, excluding the Contingent Overrun Facility. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
In June 2024, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure of the Contingent Overrun Facility, under the 6-months Euribor index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other income (expense).
During the three and six months ended June 30, 2026, interest rate swap settlements resulted in a realized derivative loss of $2.1 million for the Company (three and six months ended June 30, 2025 – $0.9 million realized derivative loss).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Derivative financial instruments (continued)
iii.Foreign Currency Forward Contracts - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
During the three and six months ended June 30, 2026, settlements resulted in a realized derivative gain of $0.1 million for the Company (there were no Foreign Currency Forward Contract settlements in the three and six months ended June 30, 2025).
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts are recorded in other income (expense).
iv.Gold Collars - Term Facility
In July 2025, as required under the Term Facility, the Company entered into zero-cost collars which settle monthly covering the period from July 1, 2027 to December 31, 2027. The gold collars total 28,000 ounces with a put strike price of $3,000 per ounce and a call strike price of $4,537 per ounce.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other income (expense).

18. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Financial instruments by category (continued)
The table below provides the carrying value and fair value of financial instruments at June 30, 2026 and December 31, 2025. There were no amounts transferred between levels of the fair value hierarchy during the period. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table including cash and cash equivalents, term deposits, restricted cash, other receivables and deposits, other assets, accounts payable and accrued liabilities.

	June 30, 2026			December 31, 2025
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(14)	Level 2		Level 1(14)	Level 2

Marketable securities (1)	$9,282	$—	$9,282	$48,367	$—	$48,367
Debt securities (2)	5,733	—	5,733	5,795	—	5,795
Trade receivables - concentrate (3)	—	71,287	71,287	—	111,030	111,030
Deferred unit liability (4)	(10,124)	—	(10,124)	(10,875)	—	(10,875)
Senior Notes, excluding derivative asset (5)	—	(498,987)	(499,200)	—	(498,846)	(503,850)
Senior Notes redemption option derivative asset (6)	—	8,216	8,216	—	14,703	14,703
Project financing facility (7)	—	(804,467)	(804,467)	—	(790,909)	(790,909)
Senior Secured Credit Facility (8)	—	(100,000)	(100,000)	—	—	—
Sprott Credit Facility (9)	—	(357,856)	(357,856)	—	—	—
Sprott Credit Facility redemption option derivative asset (10)	—	42,151	42,151	—	—	—
Equipment Finance Facility (11)	—	(37,468)	(37,468)	—	—	—
Government contribution obligations (12)	—	(1,502)	(1,502)	—	—	—
Derivative assets (13)	—	7,326	7,326	—	12,431	12,431
Derivative liabilities (13)	—	(11,171)	(11,171)	—	(113,133)	(113,133)
Net financial assets (liabilities)	$4,891	$(1,682,471)	$(1,677,793)	$43,287	$(1,264,724)	$(1,226,441)
(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Trade receivables (concentrate) arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(4)Deferred units liability classified as fair value through profit and loss with fair value based on observable prices in active markets.
(5)Senior Notes, excluding the redemption option derivative asset (Note 8), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in inactive markets.
(6)The Senior Notes redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(7)The Project Financing Facility includes the Term Facility and the VAT Facility (Note 8), and is carried at amortized cost. The fair value approximates the carrying amount.
(8)The Senior Secured Credit Facility (Note 8) is carried at amortized cost. The fair value approximates the carrying amount.
(9)The Sprott Credit Facility (Note 8) is carried at amortized cost. The fair value approximates the carrying amount.
(10)The Sprott Credit Facility redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the Sprott Credit Facility and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(11)The Equipment Finance Credit Facility (Note 8) is carried at amortized cost. The fair value approximates the carrying amount.
(12)The Government contribution obligations (Note 8) are carried at amortized cost. The fair value approximates the carrying amount.
(13)Derivative assets and liabilities are classified as fair value through profit and loss (Note 17) with fair value based on observable prices in active markets.
(14)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2026 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 17(a)) at the Olympias mine and Lamaque Complex, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 17(d)(iii)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
As required under the Term Facility, the Company uses gold and copper commodity swap contracts and gold collars, reducing its exposure to fluctuations in future metal prices. The swap contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 17(d)(i)), and the gold collars settle monthly covering the period from July 1, 2027 to December 31, 2027 (Note 17(d)(iv)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on 6-months Euribor. To reduce interest rate risk, the Company has entered into interest rate swaps covering 70% of the variable interest rate exposure related to the Term Facility (Note 17(d)(ii)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at June 30, 2026, after giving effect to investments in the project to date and including the proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €43.6 million ($49.7 million) and the Company's available balance on the revolving credit facility was $300.0 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, income tax expense (recovery), property, plant and equipment, and total debt. As at June 30, 2026, Eldorado had four reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque Complex, McIlvenna Bay mine and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended June 30, 2026	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$165,419	$223,409	$98,628	$—	$487,456
Production costs	80,253	44,210	60,325	—	184,788
Depreciation and amortization	21,688	18,440	14,115	—	54,243
Earnings from mine operations	$63,478	$160,759	$24,188	$—	$248,425

Other significant items of income and expense
Write-down of assets	$232	$132	$250	$—	$614
Exploration and evaluation expenses	6,147	5,820	1,490	1,526	14,983
Mine standby costs	—	1,025	5,025	—	6,050
Income tax (recovery) expense	(18,201)	55,827	16,490	386	54,502

Capital expenditure information
Additions to property, plant and equipment during the period (1)	$53,660	$135,562	$240,971	$11,112	$441,305
Capitalized interest	—	5,216	15,072	—	20,288
(1) Presented on an accrual basis. Excludes property plant and equipment acquired in the Foran acquisition (Note 4) and asset retirement adjustments.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Segment information (continued)

As at and for the three months ended June 30, 2025	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$221,042	$164,800	$65,882	$—	$451,724
Production costs	81,200	36,140	44,818	—	162,158
Depreciation and amortization	29,559	20,648	15,756	—	65,963
Earnings from mine operations	$110,283	$108,012	$5,308	$—	$223,603

Other significant items of income and expense
Write-down of assets	$893	$199	$1,384	$—	$2,476
Exploration and evaluation expenses	2,751	2,975	116	1,411	7,253
Mine standby costs	—	1,473	3,183	—	4,656
Income tax expense (recovery)	30,426	35,580	(31,726)	(985)	33,295

Capital expenditure information
Additions to property, plant and equipment during the period (1)	$39,179	$41,373	$158,900	$1,498	$240,950
Capitalized interest	—	—	11,976	—	11,976
(1) Presented on an accrual basis. Excludes asset retirement adjustments and capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Segment information (continued)

As at and for the six months ended June 30, 2026	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$389,728	$443,041	$187,115	$—	$1,019,884
Production costs	174,612	85,999	112,390	—	373,001
Depreciation and amortization	45,769	36,400	26,068	—	108,237
Earnings from mine operations	$169,347	$320,642	$48,657	$—	$538,646

Other significant items of income and expense
Write-down of assets	$299	$173	$631	$—	$1,103
Exploration and evaluation expenses	9,384	8,835	2,707	3,366	24,292
Mine standby costs	—	1,764	9,000	—	10,764
Income tax expense	17,420	114,522	30,876	2,691	165,509

Capital expenditure information
Additions to property, plant and equipment during the period (1)	$119,659	$184,493	$441,579	$13,572	$759,303
Capitalized interest	—	5,216	30,321	—	35,537

Information about assets and liabilities
Property, plant and equipment	$951,873	$3,683,771	$3,561,560	$54,412	$8,251,616
Goodwill	—	538,772	—	—	538,772
	$951,873	$4,222,543	$3,561,560	$54,412	$8,790,388

Debt	$—	$354,675	$804,467	$590,771	$1,749,913
(1) Presented on an accrual basis. Excludes property plant and equipment acquired in the Foran acquisition (Note 4) and asset retirement adjustments.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Segment information (continued)

As at and for the six months ended June 30, 2025	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$407,741	$286,841	$112,387	$—	$806,969
Production costs	153,467	71,882	85,120	—	310,469
Depreciation and amortization	58,201	40,292	27,639	—	126,132
Earnings (loss) from mine operations	$196,073	$174,667	$(372)	$—	$370,368

Other significant items of income and expense
Write-down of assets	$2,222	$345	$2,598	$—	$5,165
Exploration and evaluation expenses	5,006	5,983	197	3,057	14,243
Mine standby costs	—	2,930	5,857	—	8,787
Income tax expense (recovery)	72,157	(18,779)	(48,685)	(4,006)	687

Capital expenditure information
Additions to property, plant and equipment during the period (1,2)	$74,365	$77,840	$259,812	$2,109	$414,126
Capitalized interest	—	—	22,235	—	22,235

As at December 31, 2025	Turkiye	Canada	Greece	Other	Total

Information about assets and liabilities
Property, plant and equipment (2)	$876,255	$837,068	$3,120,785	$51,456	$4,885,564
Goodwill	—	92,591	—	—	92,591
	$876,255	$929,659	$3,120,785	$51,456	$4,978,155

Debt	$—	$—	$790,909	$484,143	$1,275,052

(1) Presented on an accrual basis. Excludes asset retirement adjustments and capital expenditure from discontinued operations.
(2) Certain prior period balances were reclassified between operating segments to conform with the presentation adopted in the current period.